

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 28, 2016

Noreen Griffin
Chief Executive Officer
Immune Therapeutics, Inc.
37 North Orange Avenue, Suite 607
Orlando, FL 32801

> **Re:** **Immune Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 1, 2016**
> **CIK No. 0001559356**

Dear Ms. Griffin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you have not included the information required by Part II of Form S-1. Please include the required information in your next amendment. We may have further comments after reviewing this information.

Cover Page

2.   Please revise to include the recent price of your securities on the OTCQB.

Summary Information, page 4

3.   Please provide a summary of the biggest risks associated with your business.

Risk Factors, page 8

"We have a limited operating history…," page 8

4.   Please disclose the amount of your accumulated deficit.

"We may need additional financing…," page 14

5.   Please disclose in this risk factor how long you expect your business operations to continue given your current amount of cash and cash equivalents, which should also be provided here. If you expect that your business operations cannot continue for twelve months given your current amount of cash and cash equivalents, please disclose the amount of additional financing necessary to continue operations for twelve months.

Description of Securities, page 41

Common Stock, page 41

6.   Please disclose the vote required by security holders to take action, as well as the liquidation rights of holders of your common stock. Please refer to Item 202(a)(1) of Regulation S-K.

Warrants, page 41

7.   Please revise your discussion of warrants to include a description of the outstanding warrants that were issued to JMJ Financial in April 2016. Please refer to Item 202(c) of Regulation S-K.

Description of Business, page 42

Business, page 42

8.   We note your discussion in the Risk Factors section at page 16 that you "are currently distributing [y]our proprietary LDN formulation through Complete Pharmacy and Medical Solutions, LLC." Please clarify in this section and in the Summary whether you are a clinical stage company or whether you have any products approved for commercial sale.

9.   Additionally, please revise this section to include a discussion of the material terms of your license agreement with Complete Pharmacy and Medical Solutions, LLC. For instance, please disclose the following, as applicable:
    • Nature and scope of intellectual property transferred
    • Each parties' rights and obligations

- Duration of agreement and royalty term
- Termination provisions
- Investment features or share purchases
- Payment provisions which may include the following:
    - Up-front or execution payments received or paid
    - Aggregate amounts paid or received to date under agreement
    - Aggregate future potential milestone payments to be paid or received
    - Royalty rates
    - Profit or revenue-sharing provisions
    - Minimum purchase requirements if the agreement involves manufacturing

Please also file this agreement as an exhibit to your registration statement. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on the agreement.

Product Development, page 43

10.   Please revise this section to provide the following information concerning IRT-101 and IRT-103:
- A description of your product candidates and the current status of development including the most recent clinical trials completed and ongoing
- Regulatory applications submitted, if any, to commence clinical trials and the current status of such applications
- Significant dialogue with FDA and/or comparable regulatory agency regarding clinical holds, Special Protocol Assessments, deficiency letters, approvable or non-approvable letters and other positive or adverse determinations
- Anticipated developmental timelines
- Competitive conditions in the marketplace
- Competing products, both commercial and in development

MENK, page 44

11.   Please revise your discussion of the IND related to MENK to disclose the date of filing, the sponsor, the subject matter and status of the IND.

12.   Please specify the precise dates for the commencement and completion of the Phase I and II clinical studies conducted by Dr. Nicholas Plotnikoff and make clear how long it has been since the last clinical trial of MENK was conducted.

13.   Please disclose whether you intend to submit the results of the Phase I and II clinical studies conducted by Dr. Nicholas Plotnikoff to the FDA to support the approval of IRT-101. If there is a difference between the MENK tested in these studies and IRT-101, please explain.

14.   Please expand your disclosure with respect to the Phase I clinical study of MENK to provide the specific details and parameters of the study such as the patient population and any adverse events experienced.

15.   We note your statements with respect to the Phase II clinical study of MENK that:

> The MENK treatment was generally well tolerated with no significant toxicity observed. The high dose of MENK significantly increased adaptive cell immunity resulting in increased activity of the body's immune system (e.g. increased IL-2 receptors, CD56 NK and LAK cells, CD3, CD4 and CD8 cells) and a significant reduction in the size of lymph nodes.

Please delete this language or put this selected information into its full and proper context by providing the specific details and parameters of the study from which this data was drawn, including clinical endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results.

16.   You discuss the results of several different clinical and pre-clinical studies in this section. For instance, we note your discussion of the recent publications by Professor Fengping Shan and Dr. Plotnikoff describing MENK as "a key to improved cancer therapy" and stating that it "appeared to be more potent than…two widely known cytokines that have been approved by the FDA for marketing." Please delete these discussions or put this selected information into its full and proper context by providing the specific details and parameters of each study from which this data was drawn, including clinical endpoints, size of patient population, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. For each study discussed, please clarify your level of involvement in the study as well as your access to the complete results of the study. Please make corresponding changes where you discuss the favorable attributes and clinical studies of LDN, starting at page 46.

LDN, page 46

17.   Please revise to describe the "current pivotal Phase III trials with respect to IRT-103 (LDN)" referenced in the risk factor, "We currently rely on third parties to conduct all our clinical trials" on page 13.

Intellectual Property, page 49

18.   For each license agreement discussed in this section, please discuss the following
        material terms, as applicable, to the extent they are not already disclosed:
        - Nature and scope of intellectual property transferred
        - Each parties' rights and obligations
        - Duration of agreement and royalty term
        - Termination provisions
        - Investment features or share purchases
        - Payment provisions which may include the following:
            o Up-front or execution payments received or paid
            o Aggregate amounts paid or received to date under agreement
            o Aggregate future potential milestone payments to be paid or received
            o Royalty rates
            o Profit or revenue-sharing provisions
        Please also file these agreements as exhibits to your registration statement. In the
        alternative, please provide your analysis supporting your determination that you are not
        substantially dependent on these agreements.

Research and Development, page 55

19.   Please expand amend your disclosure to discuss in more detail your interactions with the
        FDA. For instance, please explain the term "Type C Meeting" and provide disclosure
        concerning what you discussed with the FDA at this meeting.

Government Regulation, page 56

20.   Please expand the discussion of required clinical trials in the United States to provide an
        explanation of each type of clinical trial that you will be required to complete prior to
        requesting marketing approval from the FDA for both IRT-101 and IRT-103.

21.   We note your statements throughout this section concerning the Company's approval to
        market Lodonal. However, your involvement in the development of Lodonal is unclear.
        Please revise your disclosure to discuss the path to approval of Lodonal, including any
        clinical trials that you conducted. Please also expand your discussion about the protocols
        for a Lodonal clinical trial approved in Malawi and your relationships with The Brewer
        Group, Inc., The Jack Brewer Foundation and GB Oncology and Imaging Group LTD.

22.   Please revise this section to discuss your international distribution agreements. In the
        alternative, please advise us as to why these agreements are not material to your business.

23.   Please disclose whether Lodonal is the same formulation as LDN. Please describe any
        differences between the two.

China, page 58

24.   Please expand your disclosure to identify and discuss your relationship with your "China Partner."

Description of Property, page 58

25.   We note that you lease all of your physical property. Please provide a description of the location and general character of the materially important physical properties leased by the company and its subsidiaries. Please refer to Item 102 of Regulation S-K. Additionally, please file any material lease agreements as exhibits to the registration statement, as required by Item 601(b)(10)(ii)(D).

Directors, page 70

26.   Please identify each independent director, as required by Item 407(a) of Regulation S-K.

27.   Please revise to clarify the nature of Ms. Griffin's "involvement with" the inventors and holders of patents involving your product candidates.

28.   We note the reference to the bankruptcy of TNI Pharmaceuticals, Inc. in footnote (1) to the beneficial ownership table on page 77. Please revise to provide the information required by Item 401(f)(1) of Regulation S-K for Dr. Plotnikoff with respect to this proceeding or tell us why such disclosure is not required.

Employment and Related Agreements, page 74

29.   Please revise to describe the current status of your employment agreement with Mr. Aronstam, your chief financial officer. The disclosure on page 74 indicates the agreement expired in December 2015.

Certain Relationships and Related Party Transactions, page 75

30.   Please expand your disclosure in the last paragraph of this section to describe the "related agreement" entered into with Mr. Akin in May 2015.

Signatures, page 80

31.   When the registration statement is filed publicly, please include the signatures of your principal financial officer, principal accounting officer, and a majority of the board of directors. See Instruction 1 to Signatures.

General

32.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gina M. Austin, Esq.
        Austin Legal Group, APC